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UNITED STATES
[S]ECURITIES AND EXCHANGE COMMISSION
[W]ashington, D.C. 20549

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[ANNUA]L AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 24760

DIVISION OF MARKET REGULATION DEC 03 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scottrade, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12800 Corporate Hill Drive
(No. and Street)

St. Louis	MO	63131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Wiese 314-965-1555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

One City Centre	St. Louis	MO	63101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/1-5

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodger O. Riney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scottrade, Inc., as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Approximately $3,571,942 of debits and $99,078 of credits classified as customers relate to securities accounts of principal owners and officers.


Geraldine L. Bess
Notary Public - Notary Seal
State of Missouri
St Charles County
Expires April 06, 2007

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
One City Centre
St. Louis, MO 63101-1819
USA

Tel: +1 314 342 4900
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Scottrade, Inc.

We have audited the accompanying balance sheet of Scottrade, Inc. (the "Company") as of September 30, 2003, and the related statements of earnings, stockholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Scottrade, Inc. at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 through 13 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 25, 2003

SCOTTRADE, INC.

BALANCE SHEET
SEPTEMBER 30, 2003

ASSETS

Cash and cash equivalents	$ 35,304,918
Cash and securities segregated under federal regulations	3,632,641,405
Receivables from brokers and dealers	8,518,829
Receivables from customers, net of allowance for doubtful accounts of $234,822	847,278,080
Deposits with clearing organizations	8,626,842
Property and capitalized software, at cost, net of allowance for accumulated depreciation and amortization of $12,125,407	13,665,365
Other assets	32,745,602
TOTAL	$4,578,781,041

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Short-term bank loans	$ 30,000,000
Payables to brokers and dealers	33,918,219
Payables to customers	4,311,023,598
Accrued distributions to stockholders	7,632,093
Other liabilities	33,585,414
Total liabilities	4,416,159,324
STOCKHOLDERS' EQUITY:	
Common stock, no par value:	
Class A—authorized, 750 shares; issued 678 shares	37
Class B— authorized, 7,500,000 shares; issued 6,780,305 shares	373,373
Retained earnings	170,500,841
Treasury stock, at cost:	
Class A—77 shares	(825)
Class B—770,345 shares	(8,251,709)
Total stockholders' equity	162,621,717
TOTAL	$4,578,781,041

See notes to financial statements.

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Established in 1980 Scottrade, Inc. (the "Company") is a deep discount registered broker/dealer operating 189 offices across the United States, with headquarters in St. Louis, Missouri. The Company serves individual investors primarily through its Internet trading site. A smaller portion of the customer trades are processed via touch-tone-phone or through a broker. The Company deals primarily in equity securities and related option contracts and mutual funds.

Basis of Accounting—Securities transactions are reflected in the financial statements on a settlement date basis. The accompanying financial statements would not be materially different if prepared on a trade date basis.

Fair Value—The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned are valued using quoted market or dealer prices. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest based on the broker call rate which is similar to other such loans made throughout the industry. Customer payables are short-term in nature and pay interest at a fluctuating rate. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

Cash Equivalents—Cash equivalents consist of highly liquid investments with a maturity of less than three months at date of purchase.

Receivable from and Payable to Customers—Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the financial statements.

Property—Property consists of furniture, fixtures and communications equipment that are depreciated over five years using an accelerated method. At September 30, 2003, property also consisted of capitalized software costs, primarily related to the implementation of the Company's new securities processing software. Capitalized software includes fees paid to affiliated entities and third parties for services provided to develop the software, costs incurred to obtain the software from affiliated entities and third parties, and licensing fees paid to affiliated entities and third parties. Costs related to the implementation of the securities processing software are amortized over five years. All other capitalized software costs are amortized over three years.

Principal Transactions—Principal transactions revenue represents trading gains and losses associated with proprietary trading and market making activities.

Use of Estimate—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

The Company invests in various securities, primarily U.S. Government securities (see Note 2). U.S. Government securities, in general, are exposed to various risks, such as interest rate and overall market volatility. Due to the level of risk associated with U.S. Government securities, it is reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the balance sheet.

Income Taxes—The Company has elected to be treated as a small business corporation in accordance with provisions of subchapter S of the Internal Revenue Code and, accordingly, is not subject to corporate income taxes. The Company's taxable income or losses and related taxes are the personal responsibility of individual stockholders. Accrued distributions to stockholders at September 30, 2003, represents quarterly distributions the Company will pay to stockholders to provide for the stockholders' personal tax liability resulting from their portion of the Company's taxable income.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS

At September 30, 2003, cash of $909,854,218 and United States Treasury Bills and Notes with a market value of $2,722,787,187 have been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

3. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at September 30, 2003, consist of the following:

	Receivable	Payable
Securities borrowed/loaned	$ 1,326,726	$ -
Securities failed-to-deliver/receive	2,379,127	3,969,881
Receivable from/payable to clearing organizations	4,812,976	29,948,338
	$ 8,518,829	$ 33,918,219

4. PROPERTY

Property, which is recorded at cost, consists of the following at September 30, 2003:

Communications equipment	$ 14,313,701
Capitalized software	7,147,484
Furniture and fixtures	4,329,587
	25,790,772
Less accumulated depreciation and amortization	12,125,407
Total	$ 13,665,365

5. SHORT-TERM FUNDING AND LIQUIDITY RISK

The Company finances its margin accounts primarily from equity capital and customer free credit balances. The Company pays interest on such customer credit balances at fluctuating rates depending on the balance in the customer's account. At September 30, 2003, the interest rates ranged from .05%-.75%.

The Company maintains a line of credit agreement whereby the Company can borrow up to a maximum of $145,000,000. Of the total lines of credit, $100,000,000 may be secured by pledged customer securities. The remaining $45,000,000 are unsecured lines of credit and are available for general corporate purposes. The lines bear interest rates ranging from the Federal Funds rate plus 1.25% to a flat 5%. For the year ended September 30, 2003, the average of such bank loans outstanding was $824,658 at an effective interest rate of 1.70%. Substantially all such borrowings were secured by customer-owned securities. As of September 30, 2003, there were $30,000,000 of unsecured short-term bank loans outstanding, and no secured bank loans outstanding.

The Company's principal sources of liquidity are Company assets consisting mainly of cash and U.S. Government Securities held in safekeeping on behalf of customers. These assets are financed primarily by equity capital and customer free credit balances. Changes in the securities markets volume and volatility, and the resulting customer borrowing demands can greatly affect the Company's financial requirements. As mentioned above, the Company does have a secured line of credit in the amount of $100,000,000 which can be used to satisfy demands which exceed the Company's equity capital. Additionally, the Company has available $45,000,000 of unsecured borrowings.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items arising from customer transactions or $250,000, whichever is greater. The Rule also requires that equity capital may not be withdrawn or distributions paid to stockholders if the Company's net capital is less than 5% of such items. At September 30, 2003, the Company had net capital of $108,827,272, which was $91,515,479 in excess of the minimum required.

7. COMMITMENTS AND CONTINGENCIES

The Company has long-term operating leases for computer equipment and office space, including an office facility which is leased from the Company's principal stockholder under a monthly lease (see Note 10). On June 1, 2003, the Company entered into a five year lease for a new building which serves as the Company's headquarters. Under the terms of the lease, the Company makes monthly payments of $79,016. Total rent expense for 2003 was $10,022,154. Minimum rental commitments under all noncancelable leases, some of which contain renewal options and escalation clauses, are as follows:

Year ending September 30:	
2004	$ 9,019,478
2005	6,952,230
2006	4,743,067
2007	3,626,720
2008 and after	8,948,693
Total	$33,290,188

The Company has a commitment of $625,000 related to the purchase of an exchange seat due in monthly installments through September 2005.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and

exchanges, all other members would be required to meet any shortfall. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

The Company is a defendant in various lawsuits, in some of which plaintiffs claim substantial amounts, relating to its securities business. While results of litigation cannot be predicted with certainty, management believes that resolution of all such litigation will have no material adverse effect on the financial statements of the Company.

8. CREDIT RISK

The Company's customer securities activities involve the execution, settlement, and financing of various transactions on behalf of its customers. Customer activities are transacted on either a cash or margin basis and are recorded on a settlement date basis. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions is identical for unsettled or settled transactions and can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company. The Company monitors exposure to industry sectors and individual securities and performs analysis on a regular basis in connection with its margin lending activities.

At September 30, 2003, customer margin securities of approximately $1,186,000,000 and stock borrowings of $1,326,726 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had utilized a portion of these available securities as collateral for OCC margin requirements ($187,690,907), and customer short sales ($103,234,720) at September 30, 2003.

9. EMPLOYEE SAVINGS PLAN

The Company sponsors a 401(k) savings plan (the "Plan") covering substantially all employees. Company contributions are made at the discretion of the Board of Directors and totaled $879,085 during the Plan's year ended December 31, 2002.

At September 30, 2003, the Company had accrued $692,596 of contributions for the Plan's year ending December 31, 2003.

10. RELATED PARTY TRANSACTIONS

In October 2002, the Company converted from its existing securities processing service bureau software provider to Computer Research Inc. ("CRI"). CRI is wholly-owned by principal shareholders of the Company. During the year ended September 30, 2003, the Company paid $4,818,298 to CRI, of which $2,573,885 was capitalized as software. The Company will incur maintenance charges of approximately $500,000 per year.

In August 2003, the Company loaned CRI $750,000 related to a purchase of software. The loan accrues interest at an annual rate equal to the prime rate. The first interest payment is due March 1, 2004, with principal installments commencing on April 1, 2005 and with the final installment payable on March 1, 2008. At September 30, 2003, the Company included $752,500 in other assets relating to the note receivable from CRI. Additionally, for the year ended September 30, 2003, the Company recorded interest income of $2,500 related to the note.

The Company expensed $1,167,571 in occupancy and equipment in 2003 related to the office facility lease with the Company's principal stockholder.

11. RECENT ACCOUNTING STANDARDS

In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45 *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). FIN 45 requires the recognition of a liability for the fair value of an obligation undertaken in issuing a guarantee and also requires certain disclosures of such guarantees. The disclosure requirements became effective in 2002. The recognition requirements became effective for the Company on January 1, 2003. The recognition requirements of FIN 45 had no impact on the Company's financial statements.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), an interpretation of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, which requires the consolidation by a business enterprise of variable interest entities if the business enterprise is the primary beneficiary. FIN 46 was effective January 31, 2003, for the Company with respect to interests in variable interest entities obtained after that date. It applies on September 30, 2004, for the Company with respect to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. Although the Company has not completed its analysis of FIN 46, the Company currently does not believe it will be required to consolidate any material interests in variable interest entities.

* * * * * *